SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO ss.240.13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO ss.240.13d-2(a)

                               (Amendment No. 2)*

                                 NitroMed, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    654798503
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                                 (CUSIP Number)

                                 RAYMOND DEBBANE
                     c/o INVUS PUBLIC EQUITIES ADVISORS, LLC
                              135 East 57th Street
                                   30th Floor
                            New York, New York 10022
                                 (212) 317-7520
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 2008
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

This Statement constitutes Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 26, 2006, as amended by Amendment No. 1 thereto filed with the SEC on November 12, 2008, with respect to the common stock, par value $0.01 per share, of NitroMed, Inc., a Delaware corporation ("NitroMed" or the "Issuer"), beneficially owned by Invus Public Equities, L.P., a Bermuda limited partnership, Invus Public Equities Advisors, LLC, a Delaware limited liability company, Ulys, L.L.C., a Delaware limited liability company, and Raymond Debbane, a citizen of Panama (collectively, the "Reporting Persons").

This Amendment is filed to amend items 4, 6 and 7 of the statement on Schedule 13D as previously filed and amended, by the addition of the following:

ITEM 4. PURPOSE OF TRANSACTION.

On November 18, 2008, NitroMed, Newport Acquisition Corp., a Delaware corporation and wholly owned subsidiary of NitroMed ("Newport"), and Archemix Corp., a Delaware corporation ("Archemix"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Newport shall merge with and into Archemix (the "Merger"), with Archemix continuing after the Merger as the surviving corporation and a wholly owned subsidiary of NitroMed. The Reporting Persons support such transaction.

Under the terms of the Merger Agreement, Archemix stockholders, option holders and warrant holders will be entitled to receive shares of NitroMed common stock and options and warrants to purchase shares of NitroMed common stock equal to approximately 70% of the post-merger fully-diluted shares of the combined company, and NitroMed stockholders and option holders will hold approximately 30% of the post-merger fully-diluted shares of the combined company. The exact percentages of post-merger fully diluted ownership will be based on NitroMed's and Archemix's respective actual net cash balances at the closing of the Merger. NitroMed has agreed to effect a reverse stock split of its common stock to occur immediately prior to the effective time of the Merger, whereby each issued and outstanding share of NitroMed common stock will be reclassified and combined into a fractional number of shares of common stock. The reverse stock split ratio will be mutually agreed upon by NitroMed and Archemix.

NitroMed and Archemix announced that they expect to complete the Merger in the second quarter of 2009, subject to the satisfaction or waiver of certain customary conditions, all as set forth in the Merger Agreement. The foregoing summary of the terms of the Merger Agreement is qualified by reference to the full text of that agreement, which is included as Exhibit 2.1 to the Issuer's Form 8-K filed as of November 18, 2008, and is incorporated herein by reference.

Christopher J. Sobecki, a Vice President of Invus Public Equities Advisors, LLC, serves on the Issuer's board of directors. The Issuer's board of directors has unanimously approved the Merger and the Merger Agreement, and has adopted resolutions recommending the requisite stockholder approval for consummation of the Merger. In addition, seven members of the Issuer's board of directors, including Mr. Sobecki, have notified NitroMed of their decision to resign as directors of NitroMed contingent and effective upon the closing of the Merger.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On November 18, 2008, in connection with the execution of the Merger Agreement, NitroMed and Archemix entered into a Public Company Stockholder Agreement with Invus Public Equities, L.P. ("Invus Public Equities") (the "Stockholder Agreement"). Invus Public Equities, among other matters, (1) agreed to vote its shares of NitroMed common stock in favor of adoption of the Merger Agreement and approval of the Merger and related transactions and against the approval or adoption of any alternative transactions, (2) granted to Archemix a proxy to vote its shares of NitroMed common stock in favor of adoption of the Merger Agreement and approval of the Merger and (3) agreed not to solicit proposals relating to alternative transactions or enter into discussions in connection with proposals for alternative transactions. In addition, Invus Public Equities agreed pursuant to the Stockholder Agreement not to transfer or otherwise dispose of any of the shares of NitroMed's common stock that it owns for a period ending 90 days after the effective time of the Merger and not to transfer or otherwise dispose of more than fifty percent of the shares of NitroMed's common stock that it owns for a period ending 180 days after the effective time of the Merger. The foregoing summary of the terms of the Stockholder Agreement is qualified by reference to the full text of the Stockholder Agreement entered into with NitroMed, Archemix and Invus Public Equities, which is included as Exhibit B to this Amendment No. 2 to Schedule 13D, and is incorporated herein by reference. It is the Reporting Persons' understanding that NitroMed and Archemix entered into substantially identical agreements with shareholders of NitroMed which, with the Reporting Persons, collectively own or control in the aggregate approximately 30% of NitroMed's common stock.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Joint Filing Agreement, dated as of November 24, 2008
Exhibit B - Stockholder Agreement, dated as of November 18, 2008


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 24, 2008               INVUS PUBLIC EQUITIES, L.P.

                                       By:  Invus Public Equities Advisors, LLC,
                                              as General Partner

                                       By:  /s/ Raymond Debbane
                                            ------------------------------------
                                            Raymond Debbane, President


                                       INVUS PUBLIC EQUITIES ADVISORS, LLC

                                       By:  /s/ Raymond Debbane
                                            ------------------------------------
                                            Raymond Debbane, President


                                       ULYS, L.L.C.

                                       By:  /s/ Raymond Debbane
                                            ------------------------------------
                                            Raymond Debbane, President


                                       RAYMOND DEBBANE

                                       By:  /s/ Raymond Debbane
                                            ------------------------------------
                                            Raymond Debbane


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